EXHIBIT 99.47

Mercator Minerals Completes Acquisition of Creston Moly

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: June 22, 2011 – Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce that it has completed the previously announced arrangement with Creston Moly Corp. (“Creston”), pursuant to which Mercator has acquired all of the issued and outstanding shares of Creston, which is now a wholly owned subsidiary of Mercator.

Mercator is also pleased to welcome Bruce McLeod (President and Chief Executive Officer of Creston) as the new President and Chief Executive Officer of Mercator.   Michael Surratt (Mercator’s former President and Chief Executive Officer) will continue to work with the Company, on a consultancy basis, as technical advisor to the President and Chief Executive Officer.  Mercator would also like to welcome Bruce McLeod and Colin K. Benner to the Mercator board of directors, and announce the retirement of Michael L. Surratt and Raymond R. Lee as directors of the Company.

The transaction was approved by 99.3% of the eligible votes cast at the meeting of Creston shareholders, representing 63.3% of Creston’s outstanding shares that were eligible to vote.  Pursuant to the Plan of Arrangement, each Creston shareholder has received 0.15 of a common share of Mercator and $0.08 in cash in respect of each common share of Creston.

 “The addition of the world-class El Creston project to our asset portfolio establishes an attractive and continuous growth pipeline for Mercator. With Mineral Park’s Phase II expansion to be completed next month, the Company can now turn its focus to the development of El Pilar in 2012 and then El Creston in 2013,” said Michael Surratt.

“I look forward to working with all of the Mercator employees in my role as President and CEO of Mercator” stated Bruce McLeod. “The combination of our cornerstone asset, the Mineral Park Mine along with our two development projects, creates a platform with one of the best growth profiles in our peer group.”

Transaction Highlights:

●
El Creston is an advanced development-stage moly-copper project located in Sonora, Mexico with a recently completed preliminary economic assessment demonstrating robust economics based on US$15/lb Mo and US$2.60/lb Cu;

o	After-tax NPV8% of US$561.9M and an IRR of 22.3%;

o	Forecasted annual production of 23.9Mlbs of molybdenum and 15.9 Mlbs of copper over a 13 year mine life;

●
With the completion of the Mineral Park Phase II expansion, the El Pilar copper project and the El Creston molybdenum/copper project  Mercator will  become an intermediate copper-moly producer with annual production of over 130M lbs of copper and  30M lbs of molybdenum by 2015;

●	Meaningful synergy through geographic proximity and the integration of complementary expertise in exploration, mine development and operations;

Corporate Update:

●	Mineral Park

o	Production of 7.5M pounds of copper and 1.1M pounds of molybdenum through the months of April and May;

o	Mineral Park capacity expansion to 50,000 tons per day is expected to be complete during the third quarter.

●	El Pilar

o	Completed two, approximately 300-tonne crib tests to determine run-of-mine ore leachability demonstrating copper recoveries of 67.9% and 63.7% over 120 days;

o	Optimized bankable feasibility study to be completed this July.

●	El Creston

o	Current exploration program, consisting of both infill and resource expansion drilling, has yielded intercepts of 125 metres averaging 0.072% Mo and 132 metres averaging 0.068% Mo;

o	Bankable feasibility study in progress.

The Board of Directors of Mercator would like to recognize and express its gratitude to Mr. Surratt for his years of service to Mercator. Under Mr. Surratt's leadership, Mercator has assembled one of the most experienced operating teams in the industry, completed the acquisition of a major copper development project in El Pilar and grown the Mineral Park mine from a small copper heap leach operation in 2003 into one of the largest new mines in North America.  While Mr. Surratt has decided to retire from the position of President and Chief Executive Officer, the Board is pleased that he has agreed to continue on as technical advisor to the President and Chief Executive Officer where his strong operating experience will continue to benefit the operations at Mineral Park as well as the development activities at Mercator's two Mexican projects.

Concurrent with the closing of the acquisition of Creston, the Company has entered into a loan agreement with unrelated third parties, to provide a term loan in the amount of CDN$25 million.  The term loan matures on January 3, 2013 and carries an interest rate of 6.5% per annum for the first six months, 7.0% for the second six months and, thereafter, 8.0% per annum.  Subject to payment of a prepayment fee, the Company may prepay the term loan in whole or in part at any time at the option of the Company and must prepay the term loan in the event of any public debt or equity offering of the Company in the amount of the net proceeds of any such offering.

NI-43-101 Qualified Persons

Gary Simmerman, BSc., Mercator’s VP  Engineering, a NI 43-101 Qualified Person, supervised the preparation of and verified the Mineral Park technical information contained in this release.

Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, Mercator’s VP Exploration, a NI 43-101 Qualified Person, supervised the preparation of and verified the El Pilar technical information contained in this release.

Dave Visagie, BSc. Geology, P. Geo, Creston’s Exploration Manager, a NI 43-101 Qualified Person, supervised the preparation of and verified the El Creston technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine, the development of the El Pilar copper project in Mexico and the exploration and development of the El Creston Property in Sonora, Mexico, of which the Company holds a 100% interest.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “D. Bruce McLeod”
D. Bruce McLeod,
President

Cautionary Statements

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

None of the securities issued under the plan of arrangement have been or will be registered under the Securities Act of 1933, as amended, or any state securities laws, and such securities are anticipated to be issued in the United States pursuant to exemptions from such registration requirements. This press release shall not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction where such an offer or sale would be unlawful.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum

Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws.  Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This news release contains forward looking statements of Mercator , being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Creston by Mercator, the potential benefits thereof, discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed.  Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in Mercator’s Annual Information Form. Mercator does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Mercator's Annual Information Form and audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

This news release also contains forward looking statements of Creston.  Forward looking statements relate to future events or future performance and include, but are not limited to, statements with respect to the completion of the proposed transaction, estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements reflect Creston management’s expectations or beliefs regarding future events and are based on the assumptions that the proposed transaction will complete and that Creston’s exploration and development properties will achieve anticipated milestones and results, and rely on Mercator’s public disclosure regarding its mineral projects. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance or achievements of Creston to be materially different from any future events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to completion of the proposed transaction, actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in Creston’s interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although Creston has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  These forward-looking statements are made as of the date of this news release and Creston does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:  Bruce McLeod, President and CEO, Tel:  604 331-2254 or Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.